Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

March 31, 2021

      TURQUOISE HILL

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three months ended March 31, 2021, as well as the MD&A for the year ended December 31, 2020 dated as of March 8, 2021 and annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2020 and December 31, 2019. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form for the year ended December 31, 2020, dated as of March 8, 2021 (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 28.

This MD&A also contains certain non-GAAP (or non-IFRS) measures. Please refer to the section titled “Non-GAAP Measures” commencing on page 25.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 22.

The effective date of this MD&A is May 12, 2021.

March 31, 2021	Page| 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS	3

OPERATIONAL OUTLOOK FOR 2021	4

OUR BUSINESS	4

SELECTED FINANCIAL METRICS	5

OYU TOLGOI	7

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL	11

GOVERNMENT RELATIONS	13

CORPORATE ACTIVITIES	17

INCOME AND OTHER TAXES	18

LIQUIDITY AND CAPITAL RESOURCES	18

SHARE CAPITAL	20

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	20

OFF-BALANCE SHEET ARRANGEMENTS	21

CONTRACTUAL OBLIGATIONS	21

CRITICAL ACCOUNTING ESTIMATES	22

RECENT ACCOUNTING PRONOUNCEMENTS	22

RISKS AND UNCERTAINTIES	22

RELATED-PARTY TRANSACTIONS	22

SELECTED QUARTERLY DATA	24

NON-GAAP MEASURES	25

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	27

QUALIFIED PERSON	28

CAUTIONARY STATEMENTS	28

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	28

March 31, 2021	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Oyu Tolgoi open pit and underground workforce posted an All Injury Frequency Rate (AIFR) of 0.20 per 200,000 hours worked for the three months ended March 31, 2021.

•	In Q1’21, Oyu Tolgoi produced 45,449 tonnes of copper and 145,656 ounces of gold.

•	Access to higher copper and gold grades in Q1’21 is expected to continue through the remainder of the year.

•	Mill throughput in Q1’21 was 10% lower than Q1’20 due to higher overall feed hardness and 2% higher than Q4’20 due to the impact of scheduled mill maintenance in Q4 2020.

•	Turquoise Hill’s current estimate of its base case incremental funding requirement remains $2.3 billion.

•

As at March 31, 2021, Turquoise Hill has $0.7 billion of available liquidity, which under current projections is expected to meet the Company’s requirements, including the funding of underground capital expenditure, into Q3’22.

•

Revenue of $526.5 million in Q1’21 increased 302.8% from $130.7 million in Q1’20, reflecting increases of $236.8 million and $156.6 million in revenue from copper and gold, respectively, driven by improved average commodity prices and increases in both copper and gold production. Copper production increased 29.0% whilst gold production increased 461.5% from Q1’20, reflecting the scheduled move to the higher grade gold areas of Phase 4B.

•

Income for the period was $332.1 million in Q1’21 compared with $19.0 million in Q1’20, primarily reflecting the impact of increased revenue partly offset by the impact of lower deferred tax assets recognised in Q1’21 versus Q1’20 and higher operating cash costs[1] driven mainly by higher royalty costs due to the increased revenue. Income attributable to owners of Turquoise Hill in Q1’21 was $236.7 million, or $1.18 per share, compared to $45.2 million, or $0.22 per share in Q1’20.

•	Cost of sales was $1.81 per pound of copper sold and C1 cash costs[1] were $0.08 per pound of copper produced. All-in sustaining costs[1] were $0.49 per pound of copper produced.

•

Total operating cash costs[1] of $201.2 million increased 7.0% from $188.1 million in Q1’20, due principally to higher royalty costs driven by higher sales revenue as well as additional COVID-19 related costs. These increases were partly offset by lower power study costs.

•

Underground capital spend in Q1’21 was $242.0 million, including $60.9 million of underground sustaining capital. Total underground capital spend since January 1, 2016 is now approximately $4.7 billion, including $0.2 billion of underground sustaining capital.

•

Cash used in operating activities was $133.2 million in Q1’21, compared to $24.4 million in Q1’20. The difference was due to the impact of the $356 million in tax payments made by Oyu Tolgoi in Q1’21 partly offset by a $246.7 million improvement in cash from operating activities before interest and tax, which was primarily due to the $395.8 million higher sales revenue partly offset by the impact of unfavourable movements in working capital[1] and deferred revenue resulting from the impact of the force majeure that was announced in March 2021.

•

Following the declaration of force majeure announced by the Company in March 2021, concentrate shipments to Chinese customers have recommenced and have begun to ramp-up from April 15, 2021 with the transport team continually adapting to the increased precautionary measures against COVID-19 transmission risks.

[1]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

March 31, 2021	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

During Q1’21 the open pit mine, concentrator plant and bagging plant continued to operate uninterrupted, however, additional COVID-19 related restrictions, including relating to travel from Ulaanbaatar to site, were implemented in Q1’21 and continue, significantly impacting the number of workers that remain at site to continue operations and underground development. We expect the impact of these increasing restrictions will affect operational performance of the open pit mine and concentrator in Q2’21 as well as have a continued impact on underground construction and development. The company is currently assessing the significance and extent of the impacts resulting from the COVID-19 pressures.

•

Although the recent rapid escalation of the COVID-19 situation has periodically paused construction work, the technical criteria remain on track to support commencement of the undercut mid-year but are under pressure due to the rapidly evolving COVID-19 situation. Some non-technical criteria are still pending and are critical elements for consideration to proceed with the decision to commence the undercut. We are working with Oyu Tolgoi and other stakeholders to ensure that important supporting aspects for a successful project are met prior to commencing the undercut.

OPERATIONAL OUTLOOK FOR 2021

Oyu Tolgoi has updated its operational outlook for 2021 and is now expected to produce 150,000 to 180,000 tonnes of copper and 400,000 to 480,000 ounces of gold. The reduction from previous guidance reflects both the modification of the mine design in Phase 4B to resolve geotechnical concerns related to a multi-bench failure in December 2020 and the impact on productivity and increased uncertainty resulting from COVID-19 related controls now in place at site. The increase in gold production in 2021 compared with 2020 is the result of transitioning lower into the higher grade areas of Phase 4B. Operations continue to be impacted by precautionary COVID-19 control measures including reduced numbers on shift due to extended quarantine periods, longer rosters and movement restrictions.

Operating cash costs2 for 2021 are expected to be $800 million to $850 million.

Capital expenditure for 2021 on a cash-basis is expected to be $105 million to $125 million for the open-pit and at the low end of a revised range of $0.9 billion to $1.0 billion for the underground, including underground sustaining capital expenditure but excluding any power-related expenditure. The reduction in underground capital from the previous range of $1.1 billion to $1.2 billion is due to the slowdown in spend arising from COVID-19 restrictions and controls. The reduction in open pit capital from the previous range of $110 million to $140 million is due to a re-prioritization of spend in response to the impact of COVID-19 restrictions and the force majeure.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground capital is inclusive of VAT.

2021 C1 cash costs2 are expected to be in the range of negative $0.20 to $0.20 per pound of copper produced which has been updated from the previous range of negative $0.50 to negative $0.80 due to the reduction in the gold production range and a revised gold price estimate for 2021. Unit cost guidance assumes the midpoint of the expected 2021 copper and gold production ranges and a gold price of $1,804 per ounce.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12

[2]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2021 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q1’21, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of 13,186 workers, of which over 96% were Mongolians.

SELECTED FINANCIAL METRICS (1)

($ in millions, unless otherwise noted)	1Q 2021	1Q 2020	Change %	12 months 2020

Revenue	526.5	130.7	302.8%	1,078.2

Income (loss) for the period	332.1	19.0	–	494.6

Income (loss) attributable to owners of Turquoise Hill	236.7	45.2	–	406.3

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	1.18	0.22	–	2.02

Revenue by metals in concentrates

Copper	333.7	96.9	244.4%	797.3

Gold	188.2	31.6	495.6%	265.7

Silver	4.6	2.2	109.1%	15.2

Cost of sales	155.6	145.9	6.6%	669.4

Production and delivery costs	103.4	104.7	(1.2%)	493.4

Depreciation and depletion	52.2	35.0	49.1%	176.0

Capital expenditure on cash basis	250.3	301.1	(16.9%)	1,080.5

Underground-Development	181.1	291.5	(37.9%)	926.7

Underground-Sustaining	60.9	–	100.0%	94.4

Open pit	8.3	9.6	(13.5%)	59.4

Proceeds from pre-production revenue	–	–	0.0%	(26.1)

Royalties	22.7	10.2	122.5%	63.4

Operating cash costs (2)	201.2	188.1	7.0%	747.9

Unit costs ($)

Cost of sales (per pound of copper sold)	1.81	2.57	(29.6%)	2.20

C1 (per pound of copper produced) (2)	0.08	2.07	(96.1%)	1.45

All-in sustaining (per pound of copper produced) (2)	0.49	2.39	(79.5%)	1.94

Mining costs (per tonne of material mined) (2)	1.97	1.73	13.7%	1.80

Milling costs (per tonne of ore treated) (2)	6.25	5.58	11.9%	6.35

G&A costs (per tonne of ore treated)	3.47	2.95	17.8%	3.11

Cash generated from (used in) operating activities	(133.2)	(24.4)	445.9%	40.9

Cash generated from operating activities before interest and tax	248.2	1.5	16,446.7%	371.2

Interest paid	26.5	26.8	(1.1%)	316.8

Total assets	13,673	12,915	5.9%	13,369

Total non-current financial liabilities	4,431	4,384	1.1%	4,419

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

March 31, 2021	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Q1’21 vs. Q1’20

•

Revenue of $526.5 million in Q1’21 increased 302.8% from $130.7 million in Q1’20, reflecting increases of $236.8 million and $156.6 million in revenue from copper and gold, respectively. The increase in copper revenue was driven by a 51.6% increase in the average price of copper and a 29.0% increase in copper production. Gold revenue benefitted from a 13.7% increase in the average price of gold and a 461.5% increase in gold production, reflecting the scheduled move to the higher grade gold areas of Phase 4B.

•

Income for the period was $332.1 million in Q1’21 compared with $19.0 million in Q1’20, primarily reflecting the impact of increased revenue partly offset by the impact of a lower deferred tax asset recognised in Q1’21 versus Q1’20 and higher operating cash costs[3] driven mainly by higher royalty costs due to the increased revenue. Income attributable to owners of Turquoise Hill in Q1’21 was $236.7 million, or $1.18 per share, compared to $45.2 million, or $0.22 per share in Q1’20.

•

Cost of sales of $155.6 million in Q1’21 increased 6.6% from $145.9 million in Q1’20, due to higher volumes of concentrates sold and increased depreciation driven by the significant increase in production in Q1’21 compared to Q1’20.

•

Capital expenditure on a cash basis was $250.3 million in Q1’21, compared to $301.1 million in Q1’20, comprised of $242.0 million (Q1’20 – $291.5 million) in underground capital spend (including $60.9 million in underground sustaining capital) and $8.3 million (Q1’20 - $9.6 million) open-pit sustaining capital expenditure.

•

Total operating cash costs[3] of $201.2 million in Q1’21 increased 7.0% from $188.1 million in Q1’20, principally due to higher royalty costs driven by higher sales revenue as well as additional COVID-19 related costs in response to positive COVID-19 cases that arose in Q1’21. These increases were partly offset by lower power study costs.

•

Unit cost of sales of $1.81 per pound of copper sold in Q1’21 decreased 29.6% from $2.57 per pound of copper sold in Q1’20, reflecting a 51.2% increase in the volumes of copper in concentrates sold during Q1’21.

•

Oyu Tolgoi’s C1 cash costs[3] of $0.08 per pound of copper produced in Q1’21 decreased from $2.07 in Q1’20, primarily reflecting the impact of the $156.6 million increase in gold revenue as well as the impact of a 29.0% increase in copper production.

•

All-in sustaining costs[3] of $0.49 in Q1’21 decreased 79.5% from $2.39 in Q1’20. Similar to the decrease in C1 cash costs[3], the decrease primarily reflects the impact of higher gold revenues and higher copper production. The decrease in all-in sustaining costs[3] was partly offset by the impact of increased royalty costs due to the increased revenue.

•

Mining costs[3] of $1.97 per tonne of material mined in Q1’21 increased 13.7% from $1.73 per tonne of material mined in Q1’20. The increase was mainly due to lower material mined driven by increased cycle times caused by mining deeper into the pit and higher spend on maintenance partly offset by lower consumables costs.

•

Milling costs[3] of $6.25 per tonne of ore treated in Q1’21 increased 11.9% from $5.58 per tonne of ore treated in Q1’20. The increase was mainly due to lower milled ore and higher power consumption costs partly offset by lower consumables costs. The lower milled ore and higher power consumption costs were due to overall higher feed hardness as a result of increased Phase 4B ore replacing the softer ore from Phase 6B and stockpiles.

•	G&A costs of $3.47 per tonne of ore treated in Q1’21 increased 17.8% from $2.95 per tonne of ore treated in Q1’20. The increase was mainly due to lower milled ore in Q1’21 compared to Q1’20.

[3]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

March 31, 2021	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Cash used in operating activities was $133.2 million in Q1’21, compared to $24.4 million in Q1’20. The difference was due to the impact of the $356 million in tax payments made by Oyu Tolgoi in Q1’21 partly offset by a $246.7 million improvement in cash from operating activities before interest and tax, which was primarily due to the $395.8 million higher sales revenue partly offset by the impact of unfavourable movements in working capital[4] and deferred revenue resulting from the force majeure announced in March 2021. Deferred revenue, in particular, decreased significantly in Q1’21, but there was also an increase in inventory and a decrease in trade and other payables.

OYU TOLGOI

Safety Performance and COVID-19 Update

The Oyu Tolgoi open pit and underground workforce posted an All Injury Frequency Rate (AIFR) of 0.20 per 200,000 hours worked for the three months ended March 31, 2021.

Since the first confirmed COVID-19 community transmission case in Mongolia, Oyu Tolgoi LLC has continued to cooperate with the Government of Mongolia and the State Emergency Committee and has adhered to the necessary compliance requirements and guidance. Employees in Ulaanbaatar have been working from home when required. Four rapid test screening hubs have been implemented to monitor the exposure of the workforce to COVID-19. Quarantine restrictions in Ulaanbaatar and other provinces, including South Gobi, resulted in implementation of an elongated roster for, and impacted the planned shift-change frequency of, the site workforce.

During Q1’21, both operations and the underground project were impacted by COVID-19 cases at site. Periodic suspension of work has been required as a health and safety precaution. COVID-19 testing combined with quarantine periods have been used to clear personnel ahead of returning to work.

In Q1’21, despite periodic suspensions of some work, the open pit mine, concentrator plant and bagging plant continued to operate uninterrupted. Additional COVID-19 related restrictions, including travel from Ulaanbaatar to site, were implemented in Q1’21 and continue to impact the number of workers that remain at site to continue operations and underground development. We expect the impact of these increasing restrictions will affect operational performance of the open pit mine and concentrator in Q2’21 as well as have a continued impact on underground construction and development. The company is currently assessing the significance and extent of the impacts resulting from the COVID-19 pressures.

The COVID-19 situation in Mongolia remains fragile and subject to rapid change despite a wide spread vaccination programme, which is making good progress, Oyu Tolgoi is constantly adapting to the changing circumstances to prioritize the health and safety of its employees. Turquoise Hill continues to work with Oyu Tolgoi and Rio Tinto to monitor closely any impacts of this ever-changing situation on current operations and the underground development.

On March 30, 2021, Oyu Tolgoi declared force majeure in connection with customer contracts for concentrate. Shipments of concentrate to its Chinese customers were suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings but recommenced and began to ramp-up from April 15, 2021, with the transport team continually adapting to the increased precautionary measures against COVID-19 transmission risks.

Turquoise Hill and Oyu Tolgoi have developed a range of contingency plans to continue to manage short-term liquidity, which have been and can be deployed should the COVID-19 impacts on site operations and concentrate shipments persist.

[4]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The key operational metrics for Q1 2021 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2020	2Q 2020	3Q 2020	4Q 2020	1Q 2021	Full Year 2020

Open pit material mined (‘000 tonnes)	26,834	23,218	23,979	23,663	22,588	97,694

Ore treated (‘000 tonnes)	10,889	9,645	10,072	9,594	9,813	40,200

Average mill head grades:

Copper (%)	0.42	0.47	0.45	0.50	0.56	0.46

Gold (g/t)	0.15	0.19	0.21	0.41	0.68	0.24

Silver (g/t)	1.14	1.22	1.22	1.16	1.29	1.18

Concentrates produced (‘000 tonnes)	164.5	169.9	168.5	190.2	201.9	693.1

Average concentrate grade (% Cu)	21.4	21.5	21.5	21.9	22.5	21.6

Production of metals in concentrates:

Copper (‘000 tonnes)	35.2	36.5	36.3	41.6	45.4	149.6

Gold (‘000 ounces)	26	31	37	88	146	182

Silver (‘000 ounces)	214	212	219	231	255	876

Concentrate sold (‘000 tonnes)	125.9	194.3	167.9	181.5	186.3	669.6

Sales of metals in concentrates:

Copper (‘000 tonnes)	25.8	39.7	34.4	37.9	39.0	137.8

Gold (‘000 ounces)	20	31	34	66	111	150

Silver (‘000 ounces)	146	220	201	194	207	760

Metal recovery (%)

Copper	74.3	79.1	78.9	85.9	86.3	79.6

Gold	46.0	52.0	53.7	68.8	72.2	58.6

Silver	51.5	55.8	54.6	64.3	65.3	56.4

In Q1’21, Oyu Tolgoi produced 45,449 tonnes of copper and 145,656 ounces of gold. Copper and gold production was higher in Q1’21 due to higher head grades associated with mining deeper in Phase 4B. Mill throughput in Q1’21 was 10% lower than Q1’20 due to higher overall feed hardness and 2% higher than Q4’20 due to the impact of scheduled mill maintenance in Q4 2020. A mill shutdown scheduled in January 2021 was brought forward to December 2020, impacting throughput in that quarter.

Oyu Tolgoi Underground Update

Following the previously announced confirmed cases of COVID-19 at site and a corresponding halt to underground development in March 2021, Oyu Tolgoi has carefully managed the situation, including through widespread testing and implementation of quarantine requirements. Ongoing impacts from on and off-site quarantine precautions, travel restrictions and longer roster durations are expected to continue to impact site performance in Q2’21.

Despite COVID-19 impacts, overall project construction progress on the Material Handling System 1 (MSH1), which is required for sustainable first production, remains broadly in line with the Definitive Estimate (DE).

During Q1’21 the Primary Crusher 1 (PC1) bottom shells were installed and the top shells were moved to the crusher chamber for installation. In addition, conveyor belt pulling commenced on the main conveyor between

March 31, 2021	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

PC1 and Shaft 2. Although progress on MHS1 is expected to slow in Q2’21 (due to site COVID restrictions), it is not expected to materially impact the timing of undercut commencement and sustainable first production. Truck Chutes are being constructed and despite some schedule delay remain on track for completion, as necessary to support sustainable first production.

At the end of Q1’21, cumulative underground development progress is 56,264 equivalent metres (eqm) with cumulative Conveyor to Surface advancement of 13,832 eqm. March 2021 progress was impacted by the previously mentioned COVID-19 restrictions and controls. It is anticipated that development rates will continue to be impacted into Q2’21 and, although development work has slowed, almost all of the development required for the commencement of the undercut is complete.

Ongoing work suspensions continue to affect progress on Shafts 3 and 4 and the overall impact of these delays are under review. Progress of works remains dependent on mobilising key vendors and additional sinking resources into country and cleared from quarantine. Additional shaft sinking specialists are in Mongolia and are expected to arrive on site in May 2021. Shafts 3 and 4 are not required to support Panel 0 commencement, however they are required to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day.

The commencement of the undercut in mid-2021 is a key milestone and it is critical to ensure that, once commenced, the undercut and drawpoint construction continues unimpeded. Achievement of the technical criteria required for a mid-2021 commencement of the undercut remain on-track, however the exact timing of the undercut is under increasing pressure principally due to our understanding of the rapidly evolving recent COVID-19 impacts. Non-technical criteria, including confirmation of necessary regulatory and legislative approvals required by the Government of Mongolia, are still pending and are critical elements for consideration to proceed with the decision to commence the undercut. We are working with Oyu Tolgoi LLC and other stakeholders to ensure that important supporting aspects for a successful project are met prior to commencing the undercut.

Any significant delay to the undercut would have a materially adverse impact on schedule as well as the timing and quantum of underground capital expenditure and would materially adversely impact the timing of achieving first sustainable production and, consequently, of expected cash flows from the Oyu Tolgoi underground project, thereby increasing the amount of Turquoise Hill’s incremental funding requirement.

The DE, which was completed in December 2020, forecasts first sustainable production in October 2022 and estimates a development capital cost of $6.75 billion. The level of work and scope of the review were completed to an accuracy range of -5% to +10% however, given the uncertainty of COVID-19-related and other business case risks identified by Rio Tinto, the go-forward capital expenditure estimate and schedule, as approved by the Company’s board, are at a -10% to +15% level of accuracy. There is ongoing engagement with our partner Erdenes regarding the DE to enable its further consideration by the Oyu Tolgoi Board, which includes an assessment of cost and schedule impacts by a Special Committee of the Oyu Tolgoi Board. The DE assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. The recent COVID-19 restrictions are being assessed for potential impacts to the underground development capital estimate and to the overall project schedule.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Q1’21	3.5	2.9	13.5
Total	56.3	48.0	205.5

Notes:

Totals may not match due to rounding.

* Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Q1’21	0.8	0.8	0.0
Total	13.8	12.8	26.6

Note: Totals may not match due to rounding.

Oyu Tolgoi spent $242.0 million on underground capital during Q1’21, including $60.9 million of underground sustaining capital. Total underground project spend from January 1, 2016 to March 31, 2021 was approximately $4.7 billion, including $0.2 billion of underground sustaining capital. Underground project spend on a cash basis includes VAT and capitalised management services payment but excludes capitalised interest. In addition, Oyu

March 31, 2021	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Tolgoi had contractual obligations5 of $0.5 billion as at March 31, 2021. Since the restart of project development in 2016 through March 31, 2021, Oyu Tolgoi has committed over $3.8 billion to Mongolian vendors and contractors.

Incremental Mine Design Refinements

During Q1’21, the Hugo North Lift 1 surface and underground drilling programs continued. The drilling programs are designed to support the evaluation of different design and sequencing options for Panels 1 and 2 as part of planned pre-feasibility and feasibility level work.

As more drilling is completed, mine design refinements and updates will be communicated at an appropriate time. The first of these design updates is expected in H2’21. Other studies, including assessments of pillar recoverability are also progressing.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at March 31, 2021, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $7.6 billion, including accrued interest of $1.8 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at March 31, 2021, the cumulative amount of such funding was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.8 billion.

As at March 31, 2021, Turquoise Hill has $0.7 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q3’22. During the quarter ended March 31, 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a price floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including the funding of underground capital expenditure, into Q3’22.

On April 9, 2021, Turquoise Hill and Rio Tinto signed a binding Heads of Agreement (HoA) to provide an updated funding plan (the Funding Plan) for the completion of the Oyu Tolgoi LLC underground project in Mongolia. The Funding Plan was designed to address the estimated remaining funding requirement of approximately US$2.3 billion and replaces the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill previously entered into on September 9, 2020.

Under the HoA, subject to securing approval by Oyu Tolgoi LLC and any required support from the Government of Mongolia, Turquoise Hill and Rio Tinto will:

•	pursue re-profiling (rescheduling of principal repayments) of existing project debt to better align with the revised mine plan, project timing and cash flows; and

[5]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

March 31, 2021	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	seek to raise up to US$500 million in senior supplemental debt (SSD) under the existing project financing arrangements from selected international financial institutions.

In addition, Rio Tinto has committed to address any potential shortfalls from the re-profiling and additional SSD of up to US$750 million by providing a senior co-lending facility (the Co-Lending Facility) on the same terms as Oyu Tolgoi’s project financing, while Turquoise Hill has committed to complete an equity offering of common shares for up to US$500 million in the form of, and at Turquoise Hill’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to US$500 million within six months of the Co-Lending Facility becoming available.

Successful implementation of the HoA is subject to achieving alignment with the relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. As a result of signing the HoA, Turquoise Hill has determined that entering into the HoA addresses the principal objectives that the arbitration instituted in November 2020 had been initially intended to achieve and, to that end, Turquoise Hill and Rio Tinto have jointly agreed to obtain an order to dismiss the current arbitration on a without prejudice basis and without costs, including an order vacating the interim measures order initially announced by the Company on February 4, 2021.

In the event there is a residual funding requirement after implementing the Funding Plan under the HOA, the Company would consider all funding options available to it at that time. Such options may include additional debt from banks or international financial institutions, an offering of global medium-term notes, a gold pre-sale transaction, a gold streaming transaction and additional equity.

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	changes in commodity prices and other market-based assumptions;
•	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

the manner in which the Power Source Framework Agreement entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 (PSFA), as amended in June 2020 (the PSFA Amendment) is ultimately implemented;

•

developments in the ongoing discussions with the Government of Mongolia to address their outstanding concerns with respect to the Oyu Tolgoi underground development project including in relation to Parliamentary Resolution 92; and

•	developments in the ongoing dispute with the Mongolian Tax Authority.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require. Turquoise Hill currently estimates its base case incremental funding requirement to be $2.3 billion, taking into consideration metal price assumptions for copper and gold over the peak funding period as well as the findings of the completed DE, which assumes:

•	first sustainable production in October 2022;
•	forecast development capital cost of $6.75 billion;
•	easing of travel restrictions and COVID-19 related controls; and
•	reduction in schedule contingency due to a combination of project stage and completion of engineering and analysis work streams.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced by various factors, many of which are outside the Company’s control, including:

•	the timing of commencement of the undercut (please see the “Oyu Tolgoi Underground Update” section of this MD&A);

March 31, 2021	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	the amount of development capital required to bring the underground mine into production, if it were to deviate from the disclosed base case of US$ 6.75 billion;
•	the timing of sustainable first production and ramp-up profile and their impact on cash flows, which is also contingent on commencement of the undercut expected in mid-2021, as announced in the DE;
•

the manner in which the PSFA Amendment is ultimately implemented (the base case assumes the construction of a state-owned power plant (SOPP) financed by the Government of Mongolia; if one of the alternatives to SOPP available under the PSFA Amendment, such as an Oyu Tolgoi-based, coal-fired power plant, is ultimately implemented, this could significantly increase the base case incremental funding requirement);

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

•	potential optimisations to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $2.3 billion base case estimate, and such variance may be significant.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, Oyu Tolgoi LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

As previously announced by Turquoise Hill on January 11, 2021, the Government of Mongolia has advised Rio Tinto that it is dissatisfied with the results of the DE, which was completed and delivered by Rio Tinto and publicly announced by the Company on December 18, 2020, and is concerned that the significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it anticipated to receive therefrom. The Government of Mongolia has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial

March 31, 2021	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

issues between the shareholders of Oyu Tolgoi LLC as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the UDP.

While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill continues to engage with the Government of Mongolia and remains open to improving the UDP to deliver even greater benefits from Oyu Tolgoi to all stakeholders.

In Q1’20, Oyu Tolgoi LLC submitted a mineral resources and reserves update for registration with the Mongolian Minerals Council as required pursuant to local regulatory requirements in Mongolia. The expert review is in progress and OTFS20 is expected to be considered for endorsement following registration. Oyu Tolgoi Board approval of the DE will be considered following completion of the regulatory process.

Negotiations with the Government of Mongolia

Turquoise Hill and Rio Tinto were in Ulaanbaatar in March and April 2021 to discuss a path forward to address outstanding concerns that the Government of Mongolia has with respect to the Oyu Tolgoi underground development project including in relation to Parliamentary Resolution 92. Turquoise Hill remains committed to its presence in Mongolia and, in all discussions with Rio Tinto and the Government of Mongolia, is focused on maximizing value for all stakeholders. Constructive engagement was achieved with the Government Working Group and the Company anticipates resumption of discussions in June 2021 following the Mongolian Presidential election.

Oyu Tolgoi Mine Power Supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid JSC (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company.

Oyu Tolgoi LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi LLC’s proposal to develop TTPP and announced its intention to supply power to Oyu Tolgoi from SOPP, a Government of Mongolia funded, owned and operated power plant at Tavan Tolgoi.

In June 2020, Oyu Tolgoi LLC and the Government of Mongolia entered into the PSFA Amendment to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones include: signing a power purchase agreement (SOPP PPA) for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA Amendment, including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

March 31, 2021	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The first two PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements and execution of the SOPP PPA) were not met by the original dates of March 1, 2021 and March 31, 2021, respectively.

The Ministry of Energy has formally notified Rio Tinto on February 25, 2021 that the Tavan Tolgoi thermal power station project will be implemented and will be connected to the Central Energy System and operated with integrated dispatch control in accordance with relevant laws and regulations. A separate letter was sent from the Ministry of Energy to Oyu Tolgoi LLC on the same date, and it stated that an agreement on the long-term power supply to Oyu Tolgoi LLC is related to the extension of the power import arrangements with IMPIC and extending the power import agreement with IMPIC in a way that satisfies both the Government of Mongolia’s and Oyu Tolgoi LLC’s requirements is ongoing. In recognizing the linkage of the extension of IMPIC supply arrangements with the progress on resolving the issue of domestic power supply, the Ministry of Energy proposed that milestones under the PSFA Amendment be extended pending further discussions at the sub-working group.

As per the above request from the Ministry of Energy, Oyu Tolgoi LLC is engaging with the sub-working group to agree to a standstill period following the lapsing of the milestones and to discuss the long-term power solution that would enable reliable supply from the Mongolian grid (Central Energy System). During the standstill period, Oyu Tolgoi LLC would not exercise its rights to select and proceed with an alternative power solution but would not waive its right to do so in the future. Preserving these rights remains critical considering that historical and ongoing assessments by the Government of Mongolia of the Central Energy System indicate it being unable to reliably supply power to Oyu Tolgoi until supplementary generation (in addition to SOPP) and transmission capacity are added.

Oyu Tolgoi LLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented with an immediate focus on extending the IMPIC supply arrangements prior to the commencement of the undercut.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA has also proposed a $1.5 billion adjustment to the balance of Oyu Tolgoi LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

March 31, 2021	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

On January 11, 2021, Turquoise Hill announced that Oyu Tolgoi LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its Statement of Claim to include the issues raised in the 2016 to 2018 Tax Assessment. Oyu Tolgoi LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment was accepted.

In February 2021, Oyu Tolgoi received notices of payment totalling $230 million relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, Oyu Tolgoi received notices of payment totalling $126 million relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under article 43.3 of the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the date of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts via offset against future tax liabilities in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the tax arbitration proceeding. Turquoise Hill is not a party to the arbitration, but the Company understands that the GOM Defence and Counterclaim includes a request that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The Company understands that the principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia makes assertions surrounding previously-reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

The Company denies the allegations relating to it in the GOM Defence and Counterclaim and intends to oppose the Government of Mongolia’s request that it be added to the tax arbitration as and when that application is formally served on Turquoise Hill. If nevertheless the Company is added to the arbitration proceedings, Turquoise Hill will vigorously defend itself against the counterclaim.

The Company remains of the opinion that Oyu Tolgoi LLC had previously paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

Parliamentary Resolution 92

Upon completion of the Mongolian Parliamentary Working Group’s (PWG) review of certain contractual agreements with the Government of Mongolia that underpin Turquoise Hill’s investment in the Oyu Tolgoi copper-gold mine, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the UDP and to explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34 per cent for a special royalty. Representatives from Turquoise Hill and Rio Tinto are engaged in discussions with representatives of the Government of Mongolia to address outstanding concerns that it has with respect to the Oyu Tolgoi underground development project including in relation to Parliamentary Resolution 92. See section “Negotiations with the Government of Mongolia”.

Anti-Corruption Authority Information Requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws.

March 31, 2021	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

To date, neither Turquoise Hill nor Oyu Tolgoi LLC has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

In July 2020, Oyu Tolgoi LLC advised the Company that the ACA investigation had been concluded and the first instance criminal court had sentenced certain former Government officials.

Class Action Complaints

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, an amended complaint was filed on March 16, 2021 and defendants will file motions to dismiss the complaint on or before May 17, 2021. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Quebec Securities Act. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding. See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “Risk Factors ” section of the AIF.

CORPORATE ACTIVITIES

Exploration Update

Turquoise Hill, through its wholly-owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of Oyu Tolgoi.

In Q1’21, Turquoise Hill successfully tendered for a new license; Khatavch. With the addition of Khatavch, Turquoise Hill now has three licenses.

The exploration work plans for the three Turquoise Hill licenses have been finalised and submitted to the Mineral Resource and Petroleum Agency of Mongolia. For Turquoise Hill’s Bag and Od-2 licenses, the exploration team plans to finish the 2020 geophysics program during 2021, as the 2020 program was impacted by the nationwide COVID-19 lockdown. For Khatavch, the team plans to undertake several geological surveys. Timing of the field season is dependent on the COVID-19 situation, but field work is expected to begin in late Q2’21 or early Q3’21 once the required approvals have been received and the team is vaccinated.

Turquoise Hill continues to build relationships with our neighbours that develop mutual respect, active partnership, and long-term commitment. As part of Turquoise Hill’s community engagement program, Heruga Exploration LLC delivered hay to 32 Khanbogd herder families during Q1’21.

Board Appointment

On March 4, 2021, the Company announced the resignation of its Chief Executive Officer, Ulf Quellmann, effective March 3, 2021 and the appointment of Steve Thibeault as Interim Chief Executive Officer. Mr. Quellmann also resigned as a director of the Company. Mr. Thibeault was appointed as Director of the Corporation, effective March 3, 2021.

March 31, 2021	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INCOME AND OTHER TAXES

The Company recorded an income statement credit of $44.3 million for income and other taxes during Q1’21, compared with $71.0 million in Q1’20. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement credits within income and other taxes for Q1’21 of $52.3 million. During Q1’21, there was an increase to the amount of Mongolian deferred tax assets recognised of $46.5 million and to Canadian deferred tax assets of $5.8 million.

Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

The adjustment to the Mongolian deferred tax assets in Q1’21 represented an increase of $39.0 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. In addition, operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi during Q1’21 increased the recognised deferred tax assets by $7.5 million.

The adjustment to the previously recognised deferred tax assets for prior year losses and other temporary differences was primarily due to an overall strengthening in taxable income forecasts driven by improved commodity price projections. The improved taxable income forecasts led to an increase in the amount of loss carry forwards and temporary differences estimated to be utilised prior to expiration.

A negative effective tax rate of approximately 15% during Q1’21 arose as the Company reported income from continuing operations before tax of $287.8 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $44.3 million.

In Q1’20, there was an increase in the amount of deferred tax assets recognised of $82.0 million. An effective tax rate of approximately 140% during Q1’20 arose as the Company reported a loss from continuing operations before tax of $52.0 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $71.0 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognised deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Operating activities. Net cash used in operating activities was $133.2 million in Q1’21, compared with $24.4 million in Q1’20. Cash generated from operating activities before interest and tax was $248.2 million in Q1’21 compared to $1.5 million in Q1’20, primarily reflecting the $395.8 million higher sales revenue partly offset by the impact of unfavourable movements in working capital6 and deferred revenue resulting from the impact of the force majeure that was announced in March 2021.

[6]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

March 31, 2021	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Interest paid in Q1’21 was $26.5 million compared to $26.8 million in Q1’20. Interest received in Q1’21 was $1.2 million compared to $11.8 million in Q1’20, primarily due to the impact of the Company earning no interest in Q1’21 on the deposit with Rio Tinto under the Cash Management Services Agreement entered into on December 15, 2015 as part of project financing (CMSA) as the deposit was fully drawn during Q2’20. Income and other taxes paid in Q1’21 amounted to $356.1 million compared to $11.0 million in Q1’20 driven by the $356 million in payments made by Oyu Tolgoi in Q1’21 relating to the 2013 to 2015 Tax Assessment and the 2016 to 2018 Tax Assessment.

Investing activities. Cash used in investing activities was $280.2 million in Q1’21, compared with $6.0 million of cash flow generated in Q1’20. The $280.2 million used in investing activities in Q1’21 represents capital expenditures of $250.3 million and amounts spent by the Company on the purchase of copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon.

Cash generated from investing activities in Q1’20 reflects $307.0 million withdrawn from the CMSA deposit offset by corresponding capital expenditure of $301.1 million. Under the CMSA, amounts totalling $4.2 billion were placed in 2016 with a subsidiary of Rio Tinto. The resulting receivable, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, were returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. The full amount of $4.2 billion was fully drawn during Q2’20 and provided to Oyu Tolgoi LLC.7

Financing activities. Cash generated from financing activities in Q1’21 was $8.4 million, compared to net cash used of $1.9 million in Q1’20. Cash generated in Q1’21 principally relates to amounts drawn down on Oyu Tolgoi’s overdraft facility at March 31, 2021.

Liquidity

As of March 31, 2021, Turquoise Hill held consolidated cash and cash equivalents of approximately $0.7 billion (December 31, 2020: $1.1 billion) and consolidated working capital8 of negative $115.1 million (December 31, 2020: negative $123.1 million). The movement in working capital8 during Q1’21 was primarily due to an increase in inventories and a decrease in trade payables and accrued liabilities. Both of these variances were as a result of the positive COVID-19 cases that arose in March 2021 and the subsequent force majeure which led to an increase in inventory, as convoys across the border reduced, as well as a slowdown in underground spend. Consolidated working capital8 is expected to remain negative while expenditure on underground development continues and associated payables are recorded.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider the aggregation of non-cancellable obligations together with an estimation of future operating costs, financing and tax costs, capital expenditures and cash receipts from sales revenue. In addition, these short-term cash flow forecasts include the possible impact of the COVID-19 pandemic and the reduction in full year 2021 guidance metrics for copper and gold production and both underground and open pit capital expenditure. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

Turquoise Hill believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet the requirements of the Company, including its operations and underground development. Taking into consideration the estimated impacts of increases to underground development capital, as well as delays to first sustainable production, Turquoise Hill expects to need significant incremental financing to sustain its operations and underground development funding beyond Q3’22 (see section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A).

[7]	Please refer to Section – Our Business – on page 4 and to Section – RELATED-PARTY TRANSACTIONS – on page 22 of this MD&A.
[8]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

March 31, 2021	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Capital Resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at March 31, 2021. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of March 31, 2021, the full original net proceeds of $4.2 billion had been advanced to Oyu Tolgoi LLC.

The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing for the potential of an additional $1.6 billion of SSD to be raised in the future subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which may include the construction of one of the alternative power solutions specified in the PSFA Amendment (with the March 1, 2021 and March 31, 2021 milestones not having been met, Oyu Tolgoi LLC may revert to preserve its rights under the PSFA Amendment to develop one of the alternative power solutions). However, as previously discussed, Rio Tinto, Oyu Tolgoi LLC and the Company continue to engage with the Ministry of Energy and the Government of Mongolia to jointly agree on a standstill period following the lapsing of the milestones and to discuss the long-term power solution that would enable reliable supply from the Mongolian grid (Central Energy System). During the standstill period, Oyu Tolgoi LLC would not exercise its rights to select and proceed with an alternative power solution but would not waive its right to do so in the future. We are working with Oyu Tolgoi LLC and Rio Tinto to assess the impact of the delays to sustainable first production, as confirmed by the DE, on the project financing agreements and the Company’s obligations thereunder.

The Company’s accumulated deficit as at March 31, 2021 was $3.2 billion, compared to $3.4 billion at December 31, 2020.

See also section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A.

SHARE CAPITAL

As at March 31, 2021, the Company had a total of 201,231,446 common shares issued and outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and Gold Markets

After staging a meteoric recovery through 2020, copper prices continued to escalate in 2021. Copper pushed beyond the $9,000/t mark from March onwards and is currently approaching the $10,000/t level, levels that were last visited in 2011. China continues to power forward with its strong post-Covid-19 recovery, and the momentum is further supported by strategic growth plans under its newly-approved 14th Five Year Plan. Advanced economies also showed a very strong V-shaped rebound entering 2021, with fiscal policies centred around green transition providing impetus to copper demand. Financial investors (primarily in COMEX), however, trimmed back their net-long copper positions, presumably taking profits from high prices. Net long positions across key exchanges currently stand at 1.4Mt of copper, down from a peak of the equivalent of 2Mt of copper in February 2021, but still elevated. We expect copper prices in the coming months to be supported by strong demand and the inability for supply to catch up sufficiently.

March 31, 2021	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In the concentrate market, the 2021 annual benchmark was agreed at $59.5/t, an eleven-year low and 4% down on last year, the fifth year of decline. In the spot market, TCs continue to nose dive from $40/t towards $20/t over the past 3 months. The low TCs stemmed from tighter mine supply as mining operations were more disrupted by Covid-19 compared to smelters. Smelters, however, were buttressed by strong acid and metal prices, which helped improve their cashflow despite low TCs. We expect mine supply weakness to be offset by smelter maintenance closures in Q2, and recovery of mine supply towards the end of the year will provide some support to TCs.

Having broken through the $2,000/oz level in August 2020, gold prices have firmly trended downwards since and have largely traded below $1,800/oz over the past quarter. With vaccination in advanced countries gaining momentum, market attention has shifted towards reopening. Strong macro indicators in advanced countries further embolden investors to assume more risks, at the expense of holding gold. Gold-backed ETFs continue to see withdrawals since the beginning of 2021, indicative of waning investors’ interest on a safe haven as global prospects brighten. Concerns on inflation, alongside renewed retail demand interest, may help buttress gold prices in 2021.

Foreign Exchange Rates

Oyu Tolgoi LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section ”Contractual Obligations” and “Oyu Tolgoi Mine Power Supply” in this MD&A, as at March 31, 2021, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations as at March 31, 2021.9

(Stated in $000’s of dollars)	Payments Due by Period (4)
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Project finance facility (1)	43,489	1,126,801	1,292,060	1,863,279	4,325,629
Purchase obligations (2)	459,462	12,924	-	-	472,386
Other obligations (3)	409,292	-	-	-	409,292
Power commitments	128,636	161,866	-	-	290,502
Lease liabilities	1,056	17,273	2,306		20,635
Decommissioning obligations	-	-	-	229,003	229,003
Total	1,041,935	1,318,864	1,294,366	2,092,282	5,747,447

(1)	These amounts relate to principal repayments on the project finance facility.
(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.
(3)	These amounts include trade and other payables.
(4)

The columns are represented in dates as follows: 12 months to March 31, 2022; 24 months between April 1, 2022 and March 31, 2024; 24 months between April 1, 2025 and March 31, 2027; Beyond April 1, 2027.

9 Please refer to the section NON-GAAP MEASURES on page 25 of this MD&A for further information.

March 31, 2021	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2020.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This amendment is effective for the Company’s annual reporting period beginning January 1, 2022, with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment.

None of the remaining standards and amendments to standards and interpretations which have been issued but are not yet effective are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are subject to disclosure made elsewhere in this MD&A and are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2020 and in the AIF in respect of such period. In addition, the delays and cost estimates provided in this MD&A for the completion of the underground development, including in respect of timing of achieving first sustainable production and the development capital spend for the project, the timing of expected cash flow from the Oyu Tolgoi underground and the quantum of the base case incremental funding requirement, may differ materially as a result of significant delays to the undercut to the extent that the criteria which TRQ considers need to be met prior to proceeding with the undercut decision are not addressed in a timely manner.

RELATED-PARTY TRANSACTIONS

As at March 31, 2021, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2020. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

March 31, 2021	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Statements of Income	Three Months Ended March 31,
(Stated in $000’s of dollars)	2021	2020

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	494	58
Management services payment (i)	(6,478)	(7,082)
Cost recoveries - Rio Tinto (ii)	(12,886)	(8,158)

Finance income:
Cash and cash equivalents (iii)	-	998
Receivable from Rio Tinto (iv)	-	3,864

Finance costs:
Completion support fee (v)	(27,035)	(27,181)
Total	(45,905)	(37,501)

Statement of Cash Flows	Three Months Ended March 31,
(Stated in $000’s of dollars)	2021	2020

Cash generated from operating activities

Interest received (iii, iv)	-	5,551

Interest paid (v)	(26,171)	(25,972)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	-	307,000

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(6,922)	(10,955)

Balance sheets	March 31,	December 31,
(Stated in $000’s of dollars)	2021	2020

Trade and other receivables	1,060	852

Prepaid expenses and other assets	82,280	83,144

Trade and other payables:

Management services payment - Rio Tinto (i)	(24,390)	(13,137)
Cost recoveries - Rio Tinto (ii)	(63,068)	(52,415)

Total	(4,118)	18,444

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi LLC from March 31, 2010 onwards. After signing of the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At March 31, 2021, no funds were deposited with wholly-owned subsidiaries of Rio Tinto. Funds that had been deposited during the year earned interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At March 31, 2021, there were no amounts due from 9539549 Canada Inc. Amounts due had earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate

March 31, 2021	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

reflects interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Mar-31 2021	Dec-31 2020	Sep-30 2020	Jun-30 2020

Revenue	$526.5	$405.1	$264.4	$278.0

Income for the period	$332.1	$241.6	$161.7	$72.3

Income attributable to owners of Turquoise Hill	$236.7	$159.9	$128.6	$72.6

Basic and diluted income per share attributable to owners of Turquoise Hill (a)	$1.18	$0.79	$0.64	$0.36

	Quarter Ended
	Mar-31 2020	Dec-31 2019	Sep-30 2019	Jun-30 2019

Revenue	$130.7	$221.4	$209.2	$382.7

Income (loss) for the period	$19.0	$109.5	$45.1	$(736.7)

Income (loss) attributable to owners of Turquoise Hill	$45.2	$113.1	$71.7	$(446.5)

Basic and diluted income per share attributable to owners of Turquoise Hill (a)	$0.22	$0.56	$0.36	$(2.22)

(a)	Basic and diluted income (loss) per share has been recalculated pursuant to the share consolidation completed on October 23, 2020 for all periods presented.
(b)

During 2020, the Company determined that it had incorrectly accounted for the impact of capitalised intragroup borrowings in the calculation of non-controlling interests, therefore understating the income attributable to the non-controlling interest in each of the periods ended March 31, 2020 and June 30, 2020. As a result of these adjustments, income attributable to owners of Turquoise Hill decreased by $10.2 million and $12.3 million in the three-month periods ended March 31, 2020 and June 30, 2020, respectively.

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Change in revenue over the periods presented has resulted mainly from variable metal prices combined with changes in sales volume. Revenue for the quarter ended June 30, 2019 benefitted from increased gold revenues driven by the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4A ore that contained higher gold content during this period. Revenue in the five consecutive quarters ended September 30, 2020 was lower due to lower sales volumes impacted by lower gold and copper production as the mine transitioned to Phase 4B and Phase 6B ore and stockpiles. Revenue in Q1’20 was negatively impacted by a lower average price of copper as an immediate reaction to the ongoing COVID-19 pandemic. Q4’20 and Q1’21 both benefitted from increasing average copper and gold prices together with increased copper and gold production, reflecting the scheduled move to higher grade gold areas of Phase 4B and Phase 6B.

March 31, 2021	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Change in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made for impairment charges and deferred tax assets. Loss for the quarter ended June 30, 2019 was impacted by a $0.6 billion impairment charge to the Oyu Tolgoi cash-generating unit whereby the Company assessed the recoverable amount of the Oyu Tolgoi cash-generating unit to be $8.7 billion compared to a carrying value of $9.3 billion, leading to an impairment charge of $0.6 billion at June 30, 2019.

Income for the period in the seven consecutive quarters ended March 31, 2021 was positively impacted by deferred tax asset recognition adjustments of $45.0 million, $118.1 million, $82.0 million, $47.4 million, $131.1 million, $86.1 million and $52.3 million, respectively. Conversely, income (loss) in the quarter ended June 30, 2019 was negatively impacted by deferred tax asset de-recognition adjustments of $252.8 million. The adjustment to deferred tax assets in the quarter ended June 30, 2019 was due to updated operating assumptions in mine planning during the period resulting primarily from timing of sustainable first production as well as the revised estimates of underground development capital, both of which also contributed to the $0.6 billion impairment charge noted above.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

March 31, 2021	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000’s of dollars)	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020
Cost of sales	155,644	173,523	145,924	669,394
Cost of sales: $/lb of copper sold	1.81	2.08	2.57	2.20
Depreciation and depletion	(52,194)	(47,684)	(34,966)	(176,024)
Provision against carrying value of copper-gold concentrate	-	-	(6,254)	-
Change in inventory	30,297	8,352	32,149	26,534
Other operating expenses	56,488	57,558	44,911	202,271
Less:
- Inventory (write-down) reversal	5,126	92	1,164	2,703
- Depreciation	(602)	(657)	(1,953)	(5,236)
Management services payment to Turquoise Hill	6,478	6,466	7,082	28,305
Operating cash costs	201,237	197,650	188,057	747,947
Operating cash costs: $/lb of copper produced	2.01	2.16	2.42	2.27
Adjustments to operating cash costs(1)	(208)	(3,290)	6,081	12,442
Less: Gold and silver revenues	(192,879)	(125,105)	(33,825)	(280,895)
C1 costs ($‘000)	8,150	69,255	160,313	479,494
C1 costs: $/lb of copper produced	0.08	0.76	2.07	1.45

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	13,043	9,534	4,717	30,602
Asset retirement expense	1,595	4,752	1,429	4,607
Royalty expenses	22,740	23,460	10,239	63,420
Ore stockpile and stores write-down (reversal)	(5,126)	(92)	(1,164)	(2,703)
Other expenses	254	316	468	4,385
Sustaining cash capital including deferred stripping	8,296	25,413	9,549	59,326
All-in sustaining costs ($‘000)	48,952	132,638	185,551	639,131

All-in sustaining costs: $/lb of copper produced	0.49	1.45	2.39	1.94

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs per tonne of material mined for the three months ended March 31, 2021 are calculated by reference to total mining costs of $44.4 million (Q1’20: $46.5 million) and total material mined of 22.6 million tonnes (Q1’20: 26.8 million tonnes).

Milling costs per tonne of ore treated for the three months ended March 31, 2021 are calculated by reference to total milling costs of $61.3 million (Q1’20: $60.8 million) and total ore treated of 9.8 million tonnes (Q1’20: 10.9 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

March 31, 2021	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	March 31, 2021	December 31, 2020

Inventories (current)	$222,414	$197,962

Trade and other receivables	52,996	60,012

Trade and other payables:

- trade payables and accrued liabilities	(303,018)	(315,570)

- payable to related parties	(87,458)	(65,552)

Consolidated working capital	$(115,066)	$(123,148)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at March 31, 2021 to the financial statements and notes is provided below.

	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations
(Stated in $000’s of dollars)

Commitments (MD&A)	4,325,629	472,386	409,292	290,502	20,635	229,003
Cancellable obligations		(415,088)		(191,527)	-	-
(net of exit costs)
Accrued capital expenditure		(29,839)	29,839	-	-	-
Discounting and other adjustments	(136,792)	-		-	(4,696)	(93,827)
Financial statement amount	4,188,837	27,459	439,131	98,975	15,939	135,176

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures. There were no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2021.

March 31, 2021	Page| 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company’s mineral resources and mineral reserves, readers should refer to the AIF of the Company for the year ended December 31, 2020, and other continuous disclosure documents filed by the Company since January 1, 2021 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43 -101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the DE and the potential termination, amendment or replacement of the IA or the UDP; the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the implementation and successful execution of the Funding Plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the expectations set out in the OTTR20; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first commercial production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the likelihood that the Company will be added as a party to the international tax arbitration brought by Oyu Tolgoi against the Government f Mongolia and the merits of the GOM Defence and Counterclaim; liquidity, funding sources and funding requirements the amount of any funding gap to complete the Oyu Tolgoi project; the amount and

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to raise supplemental senior debt; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA Amendment subject to ongoing discussions relating to a standstill period; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international tax arbitration proceedings; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the status and nature of the Company’s relationship, interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays (including delays in the decision to commence the undercut), and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates referred to in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language regarding reserves and resources” and “Note to United States investors concerning estimates of measured, indicated and inferred resources” in the section titled CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover,

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF and in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

/s/ Steve Thibeault	/s/ Luke Colton

Steve Thibeault	Luke Colton
Interim Chief Executive Officer	Chief Financial Officer

May 12, 2021
Montreal, QC, Canada

March 31, 2021	Page| 31

turquoisehill.com

Turquoise Hill Resources Ltd.

Suite 3680,1 Place Ville- Marie

Montreal Quebec, Canada

H3B 3P2

TRQ : TSX & NYSE

Turquoise Hill is an international mining company focused on the operation and development of the Oyu Tolgoi copper-gold mine in southern Mongolia.